Active Defender Wefunder Testing the Waters Communication

Family and Friends,
I'm reaching out about Active Defender, a company focused on school safety and protecting our children, that I've been involved with for years. I've become more involved with the company as a consultant and Board Advisor since my retirement from Moore County Schools this past January.

The company has been working tirelessly since 2019 to provide a state-of-the-art school safety app focused on advanced situational awareness during a crisis to improve school safety for students and staff.

Some highlights of the company include:
- Active Defender is in use in 136 school systems across 19 states.
- The company has been cash-flow positive since 2021; 2021 to 2022 revenue grew by 50%.
- Q1 2023 revenue grew by 330% over Q1 2022 revenue; Revenue projections for 2023 are $500,000+.
- Named the world's most advanced school safety app by the National School Threat Assessment Association.
- Signed up 14 new accounts in the past week.

Exciting news: Active Defender just launched a community round to raise capital on WeFunder in order to expedite the growth of the company. The company has tremendous potential and we want to invite family and friends first to join in our future upside as a part of a private round before we go live to the public. Please check out our Wefunder campaign page at www.wefunder.com/activedefender to learn more about the company and this opportunity.

You can be a part of our growth and have the potential for equity in the company with an investment of as little as $100. What makes this such a great opportunity is the fact that there is not only the potential financial return on investment but you're investing in making the world a safer and better place for children. We're so grateful for your support!

If you have questions or feedback you can feel free to email me at seth.powers@active-defender.com. I'm also glad to speak over the phone or set up a meeting to offer further explanation of the company, mission, product, future plans, etc.

All the best!